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SUPPLEMENT NO. 1 DATED OCTOBER 24, 1996 TO PROSPECTUS DATED OCTOBER 18, 1996 OF
COMMUNITY CARE SERVICES, INC.

On October 18, 1996 the Representative voluntarily released the pre-offering warrantholders from two-year lock-up agreements. As a consequence, the 4,158,332 Class A Warrants may be publicly offered for sale, in whole or in part, by these holders. The sale of such securities could have an adverse effect on the market price and liquidity of the Company's securities. See "Risk Factors -- Concurrent Offering by Selling Securityholders; Potential Adverse Impact on Price and Liquidity" and "Shares Eligible for Future Sale."